January 12, 2010

By EDGAR Transmission and by Hand Delivery

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:

China Biologic Products, Inc.
Registration Statement on Form S-1/A
Filed December 1, 2009
File No. 333-160774

Dear Mr. Riedler:

On behalf of China Biologic Products, Inc. (the "Company"), we hereby submit this response to the general comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), set forth in the Staff’s letter, dated December 15, 2009, with respect to Amendment No. 3 to the Company’s registration statement on Form S-1 (the "Registration Statement"), along with Amendment No. 4 to the Registration Statement (the "Amendment").

We understand and agree that:

a.

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.

the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to "we," "us" and "our" refer to the Company on a consolidated basis.

Division of Corporation Finance
January 12, 2010

Item 16. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements – June 30, 2009, page F-5

Note 21 – Business Combinations, page F-34

1. We refer to your response to prior comment three. Based on your agreement, it appears that the company did obtain a controlling interest in Qianfeng upon payment of the second installment. Your agreement appears to indicate that the shareholder’s rights of Dalin, which were entrusted to the company upon payment of the second installment, include a 54% interest in Qianfeng’s equity. Please further explain why you do not believe that this interest in Qianfeng is a controlling financial interest upon payment of the second installment based on the guidance in paragraph 2 of ARB 51. Please note that paragraph 2 of ARB 51 states, "the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule, ownership by one entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation."

RESPONSE: We do not believe that our payment of the second installment to the selling shareholders of Chongqing Dalin in December 2008, immediately conferred a controlling interest in Chongqing Dalin’s main operating entity, Qianfeng, for the following reasons:

1. The Company’s four nominees were elected to Qianfeng’s seven-member board of directors in a special meeting of Qianfeng’s board of directors held on January 16, 2009 and the management took control of Qianfeng’s operations as of the same date. Prior to the election of the Company’s nominees to Qianfeng’s board of directors, the Company did not have control over Qianfeng and should not be deemed to have held a controlling interest in Qianfeng.

2. Although the second installment was paid to the selling shareholders of Chongqing Dalin in December 2008, the payment did not transfer Chongqing Dalin’s related voting power over its main operating entity, Qianfeng, until the Company’s nominees gained control of the board of directors and the management positions of Qianfeng on January 16, 2009. Until that time, the Company could not exercise any control over Qianfang. As the purpose of acquiring Chongqing Dalin, a holding company, is to control the operations of Qianfeng, the Company considers the transaction was completed on January 16, 2009 when it gained control over Qianfeng’s operations and became entitled to its portion of the profits generated by Qianfeng, commencing as of January 1, 2009, in accordance to the amended Equity Transfer Agreement after the third installment was made.

We will revise our disclosure in Note 21 of the Amendment to reflect that January 16, 2009, the date when our nominees gained control of Qianfeng’s board of directors and management positions, is the business combination date, as well as the date that the Equity Transfer Agreement was completed.

[Remainder of Page Left Blank Intentionally]

Division of Corporation Finance
 January 12, 2010

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (+86) 538-620-2306 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our U.S. securities counsel at (202) 663-8158.

Very truly yours,

CHINA BIOLOGIC PRODUCTS, INC.

By: /s/ Chao Ming Zhao
Name: Chao Ming Zhao
Title: Chief Executive Officer

cc:

Louis A. Bevilacqua, Esq.
Dawn M. Bernd-Schulz, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, D.C. 20037-1122